Exhibit 99.1

Hebron Technology Co., Ltd. Announces Closing of Private Placement for $6.5 Million

WENZHOU, China, May 1, 2020 /PRNewswire/ -- Hebron Technology Co., Ltd. (“Hebron” or the “Company”) (Nasdaq: HEBT), a technology oriented enterprise group conducting business in the pharmaceutical equipment and engineering industry segment and financial services industry segment, today announced it has closed a previously announced private placement, in which the Company sold to two private investors an aggregate of 1,048,932 Class A common shares, par value $0.001 per share, at a price of $6.21 per share for total aggregate gross proceeds of approximately $6.5 million.

On December 6, 2019, the Company entered into a share purchase agreement (“SPA”) with the two private investors for the aforementioned placement offering. The closing of the SPA was based on completion of all closing conditions, which was delayed because of the Chinse New Year holiday, the outbreak of COVID-19 in China and government imposed quarantines, office closings and travel restrictions affecting the Company and the investors.

The Company received $6,513,870 in net proceeds from the private placement. The Company intends to use the net proceeds from this offering for working capital and general corporate purposes.

About Hebron Technology Co., Ltd.

Established in January 2005 and headquartered in Wenzhou City, Zhejiang Province, China, Hebron Technology Co., Ltd. engages in research, development, and manufacture of highly specialized valves and pipe fitting products for use in the pharmaceutical, biological, food and beverage, and other clean industries. The Company also offers its customers comprehensive pipeline design, installation, construction, and ongoing maintenance services as holistic solution services. Following the acquisition of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd., and its subsidiaries in July 2019, the Company also engages in financial advisory services business through contractually controlled affiliates and subsidiaries of affiliates. For more information about the Company, please visit www.xibolun.com for equipment and engineering segment and https://www.fintaike.com for financial advisory service segment.

Forward-Looking Statements

This press release contains information about Hebron’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Hebron encourages you to review other factors that may affect its future results in Hebron’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

In China:

Hebron Technology Co., Ltd.

Investor Relations
Shaokang (Ken) Lu
Phone: +86 (21) 2357-0055

Email: lushaokang@cnisun.com